KWESST Reports On ARWEN Growth Plan

Re-organizing cross-border U.S. - Canada facilities

New 40mm cartridge for third-party riot control launchers

PARA OPS products to be bundled with ARWEN sales to law enforcement

November 13, 2023 - Ottawa - KWESST Micro Systems Inc. (TSXV: KWE and KWE.WT.U;  NASDAQ: KWE and KWESW); ("KWESST" or "the Company") today reported on plans to expand its ARWEN business, including the introduction of a new 40mm cartridge for third-party riot control launchers used when public protests turn violent.

Scalable operating model

The Company reported that it continues to accumulate back-orders for the ARWEN 37 mm system used by law enforcement agencies during civil unrest and in high-risk arrests by police tactical teams.  In order to scale supply and deliver orders in a more responsive fashion KWESST is implementing a planned reorganization of the business to drive sales growth.

Relocation for faster ordering, shipping and sales growth

"Today, we are pleased to announce the relocation of the ARWEN business to professional new facilities in Guelph, Ontario, Canada, and plans for U.S. customers to soon be able to order directly from outsourced facilities in the United States for greater convenience and faster order fulfillment," said David Luxton, KWESST Executive Chairman.  "The Company is working on securing reliable outsourcing relationships in both Canada and the United States for both ammunition and launchers.  Eliminating cross-border logistics and regulatory clearances, as well as increasing capacity through outsourcing, will vastly simplify the ordering and shipping process on both sides of the border and, we believe, will facilitate sales growth in the U.S."

New 40 mm ARWEN cartridge for third party launchers

"To further expand sales, we are also introducing a 40 mm baton cartridge that functions in third-party 40 mm launchers," added Luxton.  "While our 37 mm launcher and baton cartridge command a lot of respect in the market for their superior performance vs. 40 mm systems, the fact is that the majority of the market uses 40 mm launchers."

"To leverage that installed base of 40 mm launchers we have perfected a 40 mm cartridge with all the advantages of our 37 mm baton cartridge and none of the limitations of other 40 mm baton cartridges on the market today."  The Company added that it plans to introduce its new 40mm baton cartridge and begin taking orders at the 2024 SHOT Show in Las Vegas, January 23-26.

PARA OPS non-lethal systems bundled with ARWEN orders

PARA OPS is KWESST's new, patented universal solution to almost every kind of non-lethal mission, including subjugation of dangerous suspects, personal protection of officers, high-risk arrests, animal control, and realistic force-on-force training.  It has been in limited production through the summer and early fall of 2023 to obtain selected user feedback from the law enforcement community, which has been very favorable.

As a result, the Company is now planning the scale up for full production with first sales expected in the current quarter.

To further accelerate product awareness and roll-out with the law enforcement community KWESST plans on offering incentives to ARWEN customers for  PARA OPS products with ARWEN orders.

About KWESST

KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62U) develops and commercializes breakthrough next-generation tactical systems for military and security forces.  The company's current portfolio of offerings includes digitization of tactical forces for real-time shared situational awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrate seamlessly with OEM products and battlefield management systems, and all come integrated with TAK.  The company also has a new proprietary non-lethal product line branded PARA OPSTM with application across all segments of the non-lethal market, including law enforcement.  The Company is headquartered in Ottawa, Canada, with operations in Stafford, VA and representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit https://kwesst.com/

Contact:

David Luxton, Executive Chairman: luxton@kwesst.com

Sean Homuth, CFO: homuth@kwesst.com

Jason Frame, Investor Relations: frame@kwesst.com 587.225.2599

Forward-Looking Information and Statements

This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including KWESST's inability to secure contracts, statements of work and orders for its products in 2023 and onwards for reasons beyond its control, the renewal or extension of agreements beyond their original term, the granting of patents applied for by KWESST, inability to finance the scale up to full commercial production levels for its physical products, inability to secure key partnership agreements to facilitate the outsourcing and logistics for it's Arwen and PARA OPS products, overall interest in KWESST's products being lower than anticipated or expected; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the inability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Security Administrators and the United States Securities and Exchange Commission, and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.